15048400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
Hours per response . . .	12.00

*AB 3/11

SEC Mail Processing Section MAR 02 2015 Washington DC 408

SEC RECEIVED MAR 02 2015 PROCESSING SECTION WASH. D.C. 194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Five Mile Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Stamford Plaza, 301 Tresser Boulvard, 12th Floor
(No. And Street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Grant Thornton LLP ATTN: **Mark Ramler**
(Name - *if individual state last, first, middle name)*

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Mile Capital Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified in New York County
Commission Expires April 14, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

FIVE MILE CAPITAL SECURITIES LLC

December 31, 2014

PUBLIC

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Five Mile Capital Securities LLC

We have audited the accompanying statement of financial condition of Five Mile Capital Securities LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Five Mile Capital Securities LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2015

FIVE MILE CAPITAL SECURITIES LLC
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	198,719
Other assets		10,828
Total assets	$	209,547
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Payable to Parent	$	139,694
Accrued expenses		3,000
Total liabilities		142,694
Member's capital		66,853
Total liabilities and member's capital	$	209,547

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Five Mile Capital Securities LLC (the "Company") has been organized in the state of Delaware since February 23, 2001, and registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") since March 2002. The Company was acquired by, and became a wholly owned subsidiary of, Five Mile Capital Partners LLC (the "Parent") on September 25, 2003. In 2006, the Company began acting as a private placement agent for private investment funds managed by its Parent. The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements. The Parent's loss is limited to the amount of their investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains a cash deposit at a major financial institution. From time to time, cash deposits may exceed federal deposit insurance levels.

Income Taxes

No provision has been made for federal and state income taxes since the Company is not a taxable entity. The Company's income and loss items are reported on the Parent's tax returns. Certain business activities of the Company may be subject to entity-level state and local tax. The Company analyzes its tax filing positions in all states and local tax jurisdictions where it may be subject to entity-level tax. If, based upon this analysis, the Company determines that its tax positions are not likely to be sustained upon examination by the taxing authorities, a provision is established in the amount that is more likely than not of being realized upon settlement. No provision has been deemed necessary. The Company's open tax years are those that are open for examination by state and local taxing authorities. The Company's tax years since 2009 remain open for examination.

Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

3. RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to customers.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $56,025, which exceeded the minimum requirement of $9,513 by $46,512. The Company's ratio of aggregate indebtedness to net capital ratio was 2.55 to 1 at December 31, 2014.

5. PLACEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Five Mile Capital Investment Opportunities LP ("FMCIO")

The Company acts as the private placement agent for FMCIO, a fund managed by the Parent. In accordance with the placement agent agreement, the Company may offer, sell and issue interests from time to time in FMCIO. Under the terms of the placement agreement with FMCIO, the Company will earn a fee for placing investors in FMCIO. Initially, the fee shall be equal to 0.375%, per annum, of the capital commitments the Company raised for FMCIO. Once ninety percent of the committed capital has been drawn and invested by FMCIO, the 0.375% annual fee will be based on the committed capital invested by FMCIO as of the beginning of each quarter. Pursuant to the amended placement agent agreement dated June 30, 2014, the Company shall continue to earn placement fees through the term of FMCIO. Placement fees accrue on a daily basis and are paid quarterly, in arrears, by the Parent to the Company on behalf of FMCIO.

Residential Mortgage Funds ("Resi Funds")

The Company acts as the private placement agent for its Resi Funds, residential mortgage funds managed by the Parent. In accordance with the placement agent agreement, the Company may offer, sell and issue interests from time to time in the Resi Funds. Under the terms of the placement agreements with the Resi Funds, the Company will earn a fee for placing investors in the Resi Funds. The fee equals 20% of all management fees earned by the Parent which are attributable to investors the Company introduced to the Resi Funds. The placement fee shall accrue on a daily basis and shall be payable after receipt by the Parent of such management fees.

Other Transactions

Per the Consulting Agreement dated July 1, 2004, as amended September 2005 (collectively referred to as the "Consulting Agreement"), the Company provided the Parent and its affiliated funds, with certain fixed income market information and received a consulting fee for these services. By the terms of the Limited Waiver Agreement, dated January 18, 2007, the Company is not required to provide the services and shall not be entitled to receive consulting fees until such time as the Parent requests such information. The Consulting Agreement was further amended by the Limited Waiver Agreement whereby the Parent will only allocate marketing and placement agent-related expenses and certain support and operational expenses incurred on behalf of the Company.

In the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and be reimbursed by the Company. As of December 31, 2014, the Company owed the Parent $139,694 for such expenses. Such payables are settled on a regular basis.

6. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the Company's financial statements were available to be issued that require recognition or disclosure in such financial statements.